Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime limited ANNOUNCES CLOSING OF $15 MILLION REVOLVING FACILITY

Athens, Greece, November 23, 2018 - Globus Maritime Limited (“Globus” or the “Company”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has signed definitive documentation with Firment Shipping Inc. (“Firment”), an entity deemed as an affiliated party through common control. The Company has previously announced its intent to reach relative agreement.

The transaction comprises a new “Revolving Credit Facility” agreement up to US$15 million. The new Revolving Credit Facility carries an interest rate of seven percent (7%) per annum. It also carries a conversion clause, at any time during the term of the loan, the Borrower and only the Borrower, shall have the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Agreement into Common Stock.

The transaction was approved by the Company’s independent members of the board.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’s subsidiaries own and operate 5 vessels with a total carrying capacity of 300,571 DWT and a weighted average age of 10.6 years as of September 30, 2018.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

GLOBUS MARITIME LIMITED

For further information please contact:
Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr